SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP 40 BANK STREET CANARY WHARF LONDON E14 5DS (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com October 6, 2014

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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

RE:	QIWI plc

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014

File No. 001-35893

Dear Mr. James:

On behalf of QIWI plc. (“QIWI” or the “Company”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Sergey Solonin, dated September 23, 2014, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

Securities and Exchange Commission

October 6, 2014

Item 5. Operating and Financial Review and Prospects, page 56

5A. Operating Results, page 56

Segments, page 57

Comment 1:	We note your disclosure regarding your planned internal reorganization around functional lines and the resulting reduction in reportable segments from three reportable segments to one in fiscal 2014. Please tell us the operating segments identified after the reorganization and the basis for such identification under paragraphs 5 through 10 of IFRS 8. If operating segments are aggregated for purposes of determining reportable segments, please tell us how the aggregation criteria in paragraph 12 of IFRS 8 are met. In this regard, we note the historical presentation of separate reportable segments for Qiwi Distribution and Visa Qiwi Wallet reflects wide variances in the growth and profitability rates of these business operations.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the development of the business has resulted in the growing interconnectedness and interrelation between Qiwi Distribution and Visa Qiwi Wallet segments. As a result, since January 1, 2014, the Company does not separate Qiwi Distribution, Visa Qiwi Wallet and “Corporate and other” segments in the presentation of operating results to the chief operating decision maker of the Company (the “CODM”). From January 1, 2014, the review and analysis of QIWI’s operations performed by the CODM is based on segment net revenue, segment profit before tax and segment net income for the Company as a whole. The Company respectfully advises the Staff that it has carefully considered the requirements of paragraphs 5 through 10 of IFRS 8 and concluded that from January 1, 2014, pursuant to IFRS 8, the Company has one operating segment that engages in business activities from which the Company may earn revenues and incur expenses, whose operating results are regularly reviewed by the Company’s CODM to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Company did not aggregate any operating segments for purposes of determining reportable segments.

Comment 2:	We note on page F-44 that the chief operating decision maker (CODM) was determined to be the CEO, Mr. Solonin. Please tell us whether the CODM changed as part of the internal reorganization. If not, tell us how you determined the chief operating decision maker to be the CEO and not the COO, Mr. Agakov. In your response, describe to us the roles and responsibilities of the COO.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the CODM has not changed as part of the internal reorganization of QIWI.

In reviewing the operational performance of the Company and allocating resources, the CODM, who is the Company’s chief executive officer (the “CEO”), reviews selected items of segment’s statement of comprehensive income.

The respective roles and responsibilities of the Company’s CEO and the Company’s chief operating officer (the “COO”) are as follows:

Securities and Exchange Commission

October 6, 2014

•	The CEO is responsible for general execution of the Company’s operational and financial targets. He oversees the budgeting process, carefully analyses the budget once prepared by the management team and brings it to the approval by the Board of Directors. The CEO provides quarterly reports to the Board of Directors, giving analysis of key divergences compared to the budgeted numbers. In addition, the CEO has decision-making authority over various projects that the Company undertakes (including significant transactions, such as mergers and acquisitions) based on financial analysis of the project and the overall strategy of the Company.

•	The COO is primarily responsible for new projects of the Company. When a new project is introduced, the COO is responsible for allocating the resources required for the fulfillment of the project. At the same time, the COO is aware of the allocation of resources of the Company and advises the CODM in this respect. The COO also monitors the performance of the Company’s projects on an ongoing basis and conducts assessments of resource allocation efficiency.

In determining that the CODM was the CEO, QIWI considered the aforementioned roles of responsibilities of CEO as well as the following factors:

•	The CEO manages the remuneration of the Company’s executives within policies set by QIWI’s Compensation and Remuneration Committee;

•	The CEO is actively involved in the day-to-day operations of the Company and regularly chairs meetings on key projects of the Company; and

•	The CEO regularly reviews the financial and operational reports of the Company. These reports primarily include segment net revenue, segment profit before tax and segment net income for the Company as a whole as well as certain operational data including transaction volume, number of users on an annual basis and the number of users on monthly basis for major market segments.

Results of Operations, page 69

Comment 3:	Where you indicate there was an increase in bad debt expense related to agent accounts receivable in 2013 compared to 2012 and in 2012 compared to 2011, please elaborate on the reasons for the increased bad debt expense and also indicate whether you expect the significant increase in bad debt expense in these two periods is indicative of future results and why or why not.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that as disclosed in section “Results of operations” pages 71 and 74 of the Annual Report, the increase in bad debt expense from RUB 202 million in 2012 to RUB 267 million in 2013 and from RUB 54 million in 2011 to RUB 202 million in 2012 mainly resulted from additional allowances for the amounts receivable from certain agents.

Management maintained an impairment of loans and receivables in order to account for estimated losses resulting from the inability of customers to make payments when due.

Securities and Exchange Commission

October 6, 2014

When evaluating the adequacy of the impairment of loans and receivables, management based its estimates on the aging of specific receivables and loans, historical write-off experience, customer credit worthiness, and changes in customer payment terms.

The allowance for doubtful accounts and loan losses increased at December 31, 2013 compared to December 31, 2012 as a result of reserving several specific over-aged agents’ balances in 2013: several agents stopped accepting customer payments through the Company’s payment system and making payments to the Company. The Company instituted proceedings against several agents, which resulted in charging bad debt losses in the amount of RUB 134 million.

The increase of bad debt expense in 2012 compared to 2011 primarily resulted from specific provisions for overdue balances and reserving receivables from five agents who stopped operating in the Company’s payment system without settling their debts with the Company, which resulted in charging bad debt losses in the amount of RUB 110 million.

The Company does not believe that the increase in bad debt expenses in 2012 and 2013 is an indication of future increase in bad debt expense related to agent accounts receivable. In 2014, the Company introduced a new overdraft management policy and has increased its efforts in collecting accounts receivable. These improvements have resulted in a decrease of bad debt expense in the six months ended June 30, 2014 in comparison to the six months ended June 30, 2013 by RUB 40 million. As a result, the charge for bad debt expense related to agent accounts receivable was reduced by RUB 84 million in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Notes to the consolidated financial statements, page F-9

2. Principles underlying preparation of consolidated financial statements, page F-12

Comment 4:	Please tell us your consideration of the applicability of the disclosure requirements in paragraphs 10(b)(i) and 13 of IFRS 12 regarding the nature and extent of restrictions on your ability to access or use assets and settle liabilities of entities within the Group.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that according to IFRS 12 paragraphs 10(b) (i) and 13, the Company disclosed the following information in the notes to the consolidated financial statements included in its Annual Report:

Page F-18: “The currencies listed above are not fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the Central Bank of the Russian Federation (further CB RF). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.”

Page F-64: “The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.”

Securities and Exchange Commission

October 6, 2014

Page F-65: “The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.”

3. Summary of significant accounting policies, page F-16

3.12 Special contribution for defence of the Republic of Cyprus, page F-26

Comment 5:	With a view toward providing enhanced disclosure in future filings, please help us understand the extent to which you have been subject to special contribution for defence assessments on deemed dividend distributions to your shareholders. Please also help us understand how you account for any special contribution for defence amounts payable or paid by the Company for the account of its shareholders. Likewise, and with a view toward providing enhanced disclosure in Note 27. Income Tax, please help us understand the extent to which you have been subject to defence contributions on dividends received by the Company from abroad. Tell us whether these taxes on dividends are reflected in the reconciliation of theoretical to actual income tax expense under the caption “tax on dividends” and if not, what this line item represents.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s ultimate shareholders as at December 31, 2013 are non-Cypriot tax residents. Cypriot law provides that the deemed dividend distribution rules are not applicable to the profits of Cypriot tax resident companies, to the extent that these profits are attributable to non-residents that hold shares in these companies indirectly at the end of the second tax year from the end of the tax year to which the profits relate.

The Company also acknowledges the Staff’s comment whether the Company has been subject to defence contribution on dividends received from abroad and respectfully advises the Staff that the entities from which it receives dividend payments are engaged in trading activities (i.e. the active versus passive investment income test is met) and as such the dividends received by QIWI plc from the non-resident companies have not been subject to defence contribution.

In the caption “tax on dividends” in the reconciliation of theoretical to actual tax expense in note 27 to the consolidated financial statements included in its Annual Report (Page F-67), QIWI presents tax on dividends paid by Russian operational legal entities when they remit the dividend to the QIWI plc in accordance with Russian Tax Code.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7 072 7026. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7026 or Natalia Starygina of Ernst & Young LLC on +7 495 7559700.

Securities and Exchange Commission

October 6, 2014

Sincerely,

/s/ Pranav Trivedi
Pranav Trivedi

cc:	Securities and Exchange Commission
Yolanda Guobadia
Robyn Manuel

QIWI plc
Sergey Solonin
Alexander Karavaev
Yakov Barinsky

QIWI PLC

Severnoe Chertanovo Microdistrict, 1A, building 1

Moscow, 117648

The Russian Federation

October 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

Re:	QIWI plc
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 12, 2014
File No. 001-35893

Dear Mr. Thompson:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Form 20-F for the fiscal year ended December 31, 2013 (the “Filing”) of QIWI plc (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QIWI plc

/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer